Exhibit 16.1

April 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We are the former independent accountants for Clear Skies Solar, Inc., a Delaware corporation (the “Company”).  We have been furnished with a copy of the Company’s response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company.  We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm.  We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Board of Directors of the Company or the appointment of or consultations with new independent accountants by the Company.

Yours truly,

/s/ J. H. Cohn, LLP

J.H. COHN, LLP
Jericho, New York